UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-42686

The Generation Essentials Group

(Translation of registrant’s name into English)

66 rue Jean-Jacques Rousseau

75001 Paris

France

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Change of Director

Appointment of Mr. Raymond Yung as Director

On October 20, 2025, the board appointed Mr. Raymond Yung as an independent director of the Company, effective on the same date. Mr. Yung currently also serves as an independent director of AMTD IDEA Group, the controlling shareholder of the Company.

Mr. Raymond Yung has over 40 years of experience in advising financial institutions in Hong Kong and Mainland China. Mr. Yung sits on the board of Citibank (Hong Kong) Limited as an independent non-executive director. Mr. Yung has extensive experience in the operational, risk management, internal controls, and financial reform of many large-scale financial institutions. Mr. Yung headed PricewaterhouseCoopers’s financial services practice in China for over ten years, and has been serving on PwC’s China, Hong Kong and Singapore Firm’s Board of Partners until his retirement in 2016. From September 1992 to June 2002, Mr. Yung led Arthur Andersen’s financial services group in Hong Kong. Mr. Yung was the lead engagement partner for the restructuring and IPO of eleven licensed banks which were merged to form the BOC Hong Kong (Holdings) Limited in 2002. Between 1991 and 1992, Mr. Yung was appointed as a special advisor to the deputy chief executive of the Hong Kong Monetary Authority in relation to internal controls and accounting matters, and was subsequently appointed to serve on its banking advisory committee. Mr. Yung is a member of the Hong Kong Institute of Certified Public Accountants and a certified accountant registered with the UK Chartered Association of Certified Accountants and CPA Australia. Mr. Yung graduated from The Hong Kong Polytechnic University with a higher diploma in accountancy in November 1980.

Resignation of Dr. Calvin Choi and Mr. Samuel Chau as Directors

AMTD Group has long established the group wide policy to adopt and implement complete independent board for all of its public listed companies.

At the time of the business combination, the founder of the Company, Dr. Calvin Choi, and an executive representative, namely Mr. Samuel Chau, the Chief Financial Officer, have been appointed to the board at the requirement of the sponsor and business partner Black Spade Acquisition II Co. for an interim period to support the business combination process.

Now, more than 9 months have been lapsed post the execution of the business combination agreement and the business combination process has been well completed with TGE listed successfully, on October 20, 2025, Dr. Choi and Mr. Chau therefore separately and respectively notified the Company of their intention to retire / resign from the board as their mission being completed for the interim period.

In particular, Dr. Choi’s resignation is alongside his retirement plan for personal and family; and Mr. Samuel Chau allows him to devote more time and attention to his responsibilities as Chief Financial Officer of the Company. Their resignations were not a result of any disagreement with the Company on any matter relating to the Company’s operations, policies or practices.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

The Generation Essentials Group

By:	/s/ Feridun Hamdullahpur
Name:	Dr. Feridun Hamdullahpur
Title:	Director

Date: November 5, 2025

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